UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 14d-11)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AMKOR TECHNOLOGY, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

6.00% Convertible Senior Subordinated Notes due 2014

(Title of Class of Securities)

031652AZ3

(CUSIP Number of Class of Securities)

Gil C. Tily

Executive Vice President, Chief Administrative Officer,

General Counsel and Corporate Secretary

Amkor Technology, Inc.

1900 South Price Road

Chandler, AZ 85286

(480) 821-5000

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

William G. Lawlor, Esquire

Eric S. Siegel, Esquire

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

(215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$377,128,494	$51,440.33

*	Estimated solely for purpose of calculating the Filing Fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended. The valuation is calculated based on the product of multiplying (i) (x) 4.5625, the average high and low price of Amkor Technology common stock as reported on the NASDAQ Global Select Market on May 14, 2013, by (y) 330.6332, the number of shares of Amkor Technology common stock payable per $1,000 principal amount of the 6.00% Convertible Senior Subordinated Notes, by (ii) the quotient of (a) $250,000,000, the aggregate principal amount at maturity of the 6.00% Convertible Senior Subordinated Notes due 2014 that are sought for exchange divided by (b) $1,000.
**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $136.40 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 51,440.33	Filing Party: Amkor Technology, Inc.
Form or Registration No.: SC TO-I	Date Filed: May 15, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Amkor Technology, Inc., a Delaware corporation (“Amkor” or the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, in connection with the offer (the “Exchange Offer”) by Amkor to exchange for each outstanding $1,000 principal amount of the Company’s 6.00% Convertible Senior Subordinated Notes due 2014 (the “Notes”): (i) 330.6332 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”); (ii) $49.33 in cash; and (iii) accrued and unpaid interest from the most recent interest payment date for the Notes to, but excluding, the settlement date (which is expected to be June 18, 2013 (the “Settlement Date”)), which is expected to be approximately $10.67, payable in cash. Amkor is seeking to exchange any and all outstanding Notes in the Exchange Offer.

The Exchange Offer is made upon the terms and subject to the conditions described in the Offer to Exchange dated May 15, 2013 (the “Offering Circular”) and the accompanying Letter of Transmittal. The Offering Circular and the accompanying Letter of Transmittal are incorporated herein by reference in response to all the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. This Amendment No. 1. is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented with the information set forth in the Supplement to the Offering Circular (Exhibit (a)(1)(v) hereto) under “Capitalization of Amkor,” which is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Items 6(a) and 6(c) of the Schedule TO are hereby amended and supplemented with the information set forth in the Supplement to the Offering Circular (Exhibit (a)(1)(v) hereto) under “Summary—Purposes of the Exchange Offer,” which is incorporated herein by reference.

Item 10. Financial Statements.

Item 10(b) of the Schedule TO is hereby amended and supplemented with information set forth in the Supplement to the Offering Circular (Exhibit (a)(1)(v) hereto) under “Capitalization of Amkor,” which is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2013	AMKOR TECHNOLOGY, INC.

	By:	/s/ Gil C. Tily
	Name:	Gil C. Tily
	Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary

Exhibit Index

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated May 15, 2013.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to DTC Participants.*

(a)(1)(iv)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(v)	Supplement to Offer to Purchase dated June 6, 2013.

(a)(5)	Press Release, dated May 15, 2013 (filed as an exhibit to the Company’s Current Report on Form 8-K on May 15, 2013 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(b)	Second Amended and Restated Loan and Security Agreement, dated as of June 28, 2012, among Amkor Technology, Inc., its subsidiaries from time to time party thereto, the lending institutions from time to time party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to the Company’s Current Report on Form 8-K filed on July 2, 2012).

(d)(i)	Voting Agreement, by and among Amkor Technology, Inc. and the Investors named therein, dated November 18, 2005 (incorporated by reference to the Company’s Annual Report on Form 10-K filed on March 16, 2006 (File No. 000-29472)).

(d)(ii)	Letter Agreement, dated March 26, 2009, between Amkor Technology, Inc., James J. Kim and 915 Investments, LP (incorporated by reference to the Company’s Current Report on Form 8-K filed on April 1, 2009).

(d)(iii)	2009 Voting Agreement, dated as of March 26, 2009, between Amkor Technology, Inc., James J. Kim and 915 Investments, LP (incorporated by reference to the Company’s Current Report on Form 8-K filed on April 1, 2009).

(d)(iv)	Indenture, dated as of April 1, 2009, between Amkor Technology, Inc. and U.S. Bank National Association, as trustee regarding the 6.00% Convertible Senior Subordinated Notes due 2014 (incorporated by reference to the Company’s Current Report on Form 8-K filed on April 1, 2009).

(d)(v)	Indenture, dated May 4, 2010, by and between Amkor Technology, Inc. and U.S. Bank National Association, as trustee, regarding the 7.375% Senior Notes due 2018 (incorporated by reference to the Company’s Current Report on Form 8-K filed May 5, 2010).

(d)(vi)	Registration Rights Agreement, dated May 4, 2010, by and among Amkor Technology, Inc. and Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. regarding the 7.375% Senior Notes due 2018 (incorporated by reference to the Company’s Current Report on Form 8-K filed May 5, 2010).

(d)(vii)	Letter Agreement, dated May 17, 2011, between Amkor Technology, Inc., James J. Kim and 915 Investments, LP (incorporated by reference to the Company’s Current Report on Form 8-K filed May 20, 2011).

(d)(viii)	Indenture, dated May 20, 2011, by and between Amkor Technology, Inc. and U.S. Bank National Association, as trustee, regarding the 6.625% Senior Notes due 2021 (incorporated by reference to the Company’s Current Report on Form 8-K filed May 20, 2011).

(d)(ix)	Registration Rights Agreement, dated May 20, 2011, by and among Amkor Technology, Inc. and Deutsche Bank Securities Inc. and Citigroup Global Markets Inc (incorporated by reference to the Company’s Current Report on Form 8-K filed May 20, 2011).

(d)(x)	Indenture, dated September 21, 2012, by and between Amkor Technology, Inc. and U.S. Bank National Association, as trustee, regarding the 6.375% Senior Notes due 2022 (incorporated by reference to the Company’s Current Report on Form 8-K filed September 21, 2012).

(d)(xi)	Registration Rights Agreement, dated September 21, 2012, by and among Amkor Technology, Inc., Deutsche Bank Securities Inc. and UBS Securities LLC (incorporated by reference to the Company’s Current Report on Form 8-K filed September 21, 2012).

(d)(xii)	1998 Stock Plan, as amended (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed August 7, 2008).

(d)(xiii)	Form of Stock Option Agreement under the 1998 Stock Plan (incorporated by reference to the Company’s Annual Report on Form 10-K filed on March 16, 2006 (File No. 000-29472).

(d)(xiv)	1998 Director Option Plan and form of agreement thereunder (incorporated by reference to the Company’s Registration Statement on Form S-1 filed on October 6, 1997, as amended on March 31, 1998 (File No. 333-37235)).

(d)(xv)	2003 Nonstatutory Inducement Grant Stock Plan, as amended (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed August 7, 2008).

(d)(xvi)	Amended and Restated 2007 Equity Incentive Plan (incorporated by reference to the Company’s Proxy Statement on Schedule 14A filed April 5, 2012).

(d)(xvii)	Form of Stock Option Agreement under the Amended and Restated 2007 Equity Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed August 2, 2012).

(d)(xviii)	Form of Restricted Stock Award Agreement under the Amended and Restated 2007 Equity Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed August 2, 2012).

(g)	None.

(h)	None.

*	Previously filed with Schedule TO